Investor Presentation

Click link for 2 minute video: www.Vodi.io

Proprietary and Confidential


vodi
Global Recharge Mobile
Global eGift Cards
HAHA

PROBLEMS

App Fatigue

Mobile users need too many different apps for the daily tasks they want to accomplish

Most Messaging Apps Haven't Evolved

Few incorporate vital financial and telecom services alongside communication features

Lack of Monetization Opportunities

Most businesses aren't monetizing from their customers' use of OTT messaging apps



TOO MANY APPS

SOLUTIONS: VODI – Value On Demand Instantly

Vodi is the only application that offers:

- Mobile shopping and communication with **conversational commerce** & **suggestive search**

- **Global financial/telecom services** including instant eGift cards and mobile phone recharging (with money transfer and bill payment coming soon)



and many more...

- A **unique B2B model** for global partnerships – mobile carriers, online businesses, TV networks, OEMs, etc. – that unlocks **monetization** on a worldwide scale



PRODUCTS AND SERVICES


Suggestive Search
Recharge Mobile Minutes
eGifts
Customer Loyalty & Rewards
Single Mobile Platform
Text, Call and Video Call
Transfer Money
Pay Bills
TV Streaming
Taxi eHailing Services
Text Message Translation (100+ languages)

BUSINESS HISTORY

- **JAN 2016** – Launched beta on Android and iOS
- **MAR 2016** – Established strong social media presence (Facebook)
- **JULY 2016** – Selected for CTIA StartUp Lab 2016
- **SEP 2016** – First place in Wireless, second place overall at CTIA StartUp Lab
- **End 2016** – 300,000+ users in 160+ countries
- **2017** – Full-scale launch of app
  Growing rate of 400,000/m
  Voting Platform – Miss Universe
  Fan Page – Star for Charity

Strategy involves securing licenses and partnerships, already years in the making

Expected cost of user acquisition is $.20 per user

Projections are dependent on variables outside of our control and may not materialize as displayed.

TOTAL ADDRESSABLE MARKET: $800B+

Phase 1 2016				Future Phases	
$36B+ 100M+ users	$500B+ 5B+ users	$130B+		$4.5B+	$500B+
U.S. Prepaid Wireless	Global Prepaid Top-Ups	eGift Cards	Stickers & Word Hyperlinks	Prepaid Debit Card/ Bill Pay	Money Transfer/ TV
18+ MVNO operators	6B handsets worldwide, covering 135 countries	150+ popular brands	60 partners	12,000 billers	

COMPETITION

	Free Messaging					Egift	Mobile Recharge	Money Transfer/P2P			
	Whatsapp	WeChat	Line	Messenger	Viber	Gyft	Sendly	W.U.	Venmo	Xoom	vodi
Text / Voice Calling	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗	✓
Video Calling	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗	✓
Stickers	✗	✓	✓	✓	✓	✗	✗	✗	✗	✗	✓
Translation	✗	✓	✓	✓	✗	✗	✗	✗	✗	✗	✓
Hyperlink Text	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✓
eGift	✗	✗	✗	✗	✗	✓	✗	✗	✗	✗	✓
US Prepaid Mobile Recharge	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✓
Global Prepaid Mobile Recharge	✗	✗	✗	✗	✗	✗	✓	✗	✗	✓	✓
Prepaid Debit Card	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✓
US Bill Payment	✗	✗	✗	✗	✗	✗	✗	✓	✗	✗	✓
Coins or Reward System	✗	✗	✓	✗	✗	✗	✗	✗	✗	✗	✓
Money Transfer / P2P	✗	✓	✗	✗	✗	✗	✗	✓	✓	✓	✓
Digital Viral Marketing	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗	✓
Gif's	✗	✗	✗	✓	✗	✗	✗	✗	✗	✗	✓

MARKETING AND SALES

Multiple Distribution Models

- Partner distribution – e.g., mobile operators
- Key social media influencers



Targeted Mobile Marketing

- Mobile advertising and social media


Social

The Unique Viral Effect: Creating Habits

- Tracking/referral code rewards
- Gamification
- Incentives for in-app purchases based on behaviors



THE VODI TEAM

Darren Lu
President & CEO

Came to the U.S. as a refugee. Graduated from Harvard College. Founded Lunex Telecom in 2004 and grew its revenue to $30+ million with 130+ employees in Atlanta and Southeast Asia.

Doug Nguyen
VP

In-house counsel with more than 15 years of legal experience.

Jim Kellaway
CFO

CPA, former chief accountant and CFO with Fortune 100 companies.

Kevin Tran
IT Director

Georgia Tech-educated with more than 10 years of experience managing development teams.

Michael Tran
Marketing Director

Marketing professional with more than 10 years of experience, including mobile marketing.

Tanya Flynn
Business & Product Development Director

Business & Product Development professional with more than 15 years of experience.

Thao Tran
Business Analyst

Business analyst with IT background and extensive overseas experience; fluent in multiple languages.

- *50 experienced in-house app developers and programmers to continue development*
- *Other support staff*
- *Open key senior positions:*
    - *Payment/money transfer senior level*
    - *VP of Business Development*
    - *VP of Marketing*

Contact

Darren Lu
President & CEO

DarrenLu@vodi.io

www.vodi.io

3805 Crestwood Pkwy NW
Suite 350
Duluth, GA 30096